                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 Schedule 14D-9

           Solicitation/Recommendation Statement Pursuant to Section
                14(d)(4) of the Securities Exchange Act of 1934

                          BONRAY DRILLING CORPORATION
                           (Name of Subject Company)

                          BONRAY DRILLING CORPORATION
                      (Name of Person(s) Filing Statement)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  098523 20 2
                     (CUSIP Number of Class of Securities)

                               Richard B. Hefner
                                   President
                          Bonray Drilling Corporation
                           4701 Northeast 23rd Street
                            Oklahoma City, OK  73121
                                  405/424-4327
       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


Item 1.       Security and Subject Company

              The title of the class of securities to which this Schedule 14D-9 relates is Bonray Drilling Corporation (the "Company") common stock, $1.00 par value per share ("Common Stock"). The principal executive offices of the Company are located at 4701 Northeast 23rd Street, Oklahoma City, Oklahoma 73121.

Item 2.       Tender Offer of the Bidder

              Acquisition Drilling, Inc., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of DLB Oil & Gas, Inc., an Oklahoma corporation ("Parent"), has offered to purchase all outstanding shares of Common Stock of the Company, at a purchase price of $30 per share of Common Stock (the "Offer Price"), net to the seller in cash, without interest thereon (the "Offer"). The Offer will commence on January 10, 1997. The principal executive offices of Purchaser are located at 1601 Northwest Expressway, Suite 700, Oklahoma City,
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              Oklahoma 73118-1401.

Item 3.       Identity and Background

              This Schedule 14D-9 is filed by Bonray Drilling Corporation, 4701 Northeast 23rd Street, Oklahoma City, Oklahoma 73121.

              In conjunction with the Offer, the Company, Parent and Purchaser executed an Agreement and Plan of Merger dated January 6, 1997 (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, after the purchase of Common Stock pursuant to the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company with the Company surviving the merger as a direct wholly-owned subsidiary of Parent (the "Merger"). Pursuant to the Merger, each outstanding share of Common Stock (excluding shares owned, directly or indirectly, by the Company, Parent, Purchaser or any other subsidiary of Parent and shares owned by holders who shall have properly exercised their appraisal rights under the Delaware General Corporation Law (the "DGCL") ("Dissenting Shares")) will be converted into the right to receive the Offer Price, in cash (the "Merger Consideration"), without interest. See Item 7 of this Schedule 14D-9 for a summary description of the Merger Agreement.

              Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholder Tender Agreement dated January 6, 1997 (the "Stockholder Tender Agreement") with certain stockholders of the Company (collectively, the "Selling Stockholders") pursuant to which the Selling Stockholders agreed to tender their Common Stock in the Offer and not withdraw such Common Stock. The Selling Stockholders collectively own 229,715 shares, or approximately 54%, of the total outstanding Common Stock of the Company. Messrs. Raymond H. Hefner, Jr., Richard B. Hefner and James R. Tolbert, III, directors of the Company, are parties to the Stockholder Tender Agreement either on their own behalf or on behalf of other entities in which they have a beneficial interest. See Item 6 of this Schedule 14D-9 for a summary description of the Stockholder Tender Agreement.

Item 4.       The Solicitation or Recommendation

              The Board of Directors of the Company has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders, has





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              approved the Merger Agreement and the transactions contemplated thereby, including the Offer at the Offer Price and the Merger, and recommends that the Company's stockholders accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the terms of the Offer.

              In making its recommendation, the Board of Directors considered several factors, including the Company's past and present financial condition, reasonable expectations for future business, the market price of the Company's Common Stock as traded over the last four quarters, the terms of the Offer and Merger Agreement, the General Accounting Office's recent statement that the United States should use foreign oil and preserve domestic inventories and the decrease in rig count in the State of Oklahoma for the present week from the previous week. The directors also noted that all stockholders were receiving the same price for their stock.

              While considering the Offer and the Merger Agreement, on January 6, 1997, the Company received a preliminary offer from an independent third party to purchase all outstanding shares of Common Stock of the Company for $34.00 per share, subject to substantial conditions. Although the proposal exceeded the Offer Price from Parent, certain risks and contingencies contained in the proposal were expected to result in downward adjustments to the final purchase price, possibly below the Offer Price. In addition, the proposal lacked a definite source of financing. Further negotiation of the proposal could have also jeopardized Parent's continued negotiation of the Offer and the Merger Agreement. Finally, from a timing standpoint, the Offer could be completed approximately 30 days from the date of signing the Merger Agreement whereas the new proposal would take up to 90 days to complete after negotiation and execution of a new agreement. The proposal would have left the Company's stockholders subject to the inherent uncertainties of the energy business for a materially longer time period.

              During the preceding four months, the Company had received three other inquiries concerning acquisition of the Company or its assets. No other offers were received, although one company discussed the possibility of a combination of cash and restricted preferred stock or debt with a value of $27.00 in the aggregate.

Item 5.       Persons Retained, Employed or to Be Compensated

              No person has been employed, retained or compensated by the Company or by any person on the Company's behalf to





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              make solicitations or recommendations to the Company's
              stockholders.

Item 6.       Recent Transactions and Intent with Respect to Securities

              On January 6, 1997, the Selling Stockholders, which group includes three of five of the Company's directors, executed the Stockholder Tender Agreement. The following is a summary of the material terms of the Stockholder Tender Agreement. This summary is not a complete description of the terms and conditions of the Stockholder Tender Agreement and is qualified in its entirety by reference to the full text of the Stockholder Tender Agreement, which is incorporated by reference and a copy of which has been filed as an exhibit to this Schedule 14D-9. Capitalized terms not otherwise defined herein or in the following summary shall have the meaning set forth in the Stockholder Tender Agreement.

              Pursuant to the Stockholder Tender Agreement, each Selling Stockholder has agreed to tender to Purchaser pursuant to the Offer all shares owned by such Selling Stockholder as of the date of the Stockholder Tender Agreement ("Existing Shares") or acquired after such date and prior to the expiration date of the Offer, and not withdraw any such shares of Common Stock from the Offer. Each Selling Stockholder has agreed to so tender all Existing Shares within 10 business days of commencement of the Offer, and to so tender any subsequently acquired shares of Common Stock within 2 business days of such acquisition but in any event prior to the expiration date of the Offer.

              Pursuant to the Stockholder Tender Agreement, each Selling Stockholder has irrevocably appointed representatives of Parent as proxies for the Stockholder to vote all shares of Common Stock that the Stockholder is entitled to vote (together with any other shares of Common Stock that the Stockholder may become entitled to vote), for and in the name, place, and stead of the Selling Stockholder at any meeting of the holders of shares of Common Stock or any adjournments or postponements thereof or pursuant to any consent in lieu of a meeting, or otherwise, with respect only to the approval of the Merger Agreement, the transactions contemplated by the Merger Agreement, any matters related to or in connection with the Merger and any corporate action the consummation of which would violate, frustrate the purposes of, prevent, or delay the consummation of the transactions contemplated by the Merger Agreement (including, without limitation, any proposal to amend the Certificate of Incorporation or Bylaws of the Company or approve any merger, consolidation, sale or purchase of





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              any assets, issuance of Common Stock or any other equity security of the Company (or a security convertible into an equity security of the Company), reorganization, recapitalization, liquidation, winding up of or by the Company, or any similar transaction).
              The foregoing proxy is coupled with an interest.

              Pursuant to the Stockholder Tender Agreement, each Selling Stockholder in his capacity as a stockholder and not in his capacity as a director of the Company, has agreed to negotiate exclusively with Parent and Purchaser with regard to the acquisition of the Company and not to directly or indirectly: (i) solicit any other buyers for all or any part of the capital stock or assets of the Company or any of its subsidiaries; (ii) encourage any third parties to bid for any of the assets of the Company or any of its subsidiaries or to purchase shares of its capital stock, or participate in any negotiations or discussions with any such third parties with respect to such matters; (iii) provide business or financial information (not otherwise publicly available) concerning the Company or any of its subsidiaries to any third parties (except as required for the making of necessary regulatory filings or in any judicial or administrative proceeding); (iv) purchase or otherwise acquire shares of or any beneficial interest in any of the capital stock of the Company;
              (v) make, or assist or cooperate with anyone else to make, any proposal to purchase all or any part of the assets or capital stock of the Company; or (vi) enter into any arrangements by himself or itself or with others to directly or indirectly acquire or obtain control of the Company. The Selling Stockholder must notify Purchaser if he, she or it becomes aware of any efforts by any person or group, directly or indirectly in any manner whatsoever, to acquire or obtain control of the Company.

              The Stockholder Tender Agreement will terminate on the earliest of (a) the date on which Purchaser accepts for payment the shares of Common Stock tendered in the Offer, so long as the shares of Common Stock of the Selling Stockholders are so tendered and not withdrawn; (b) the termination of the Merger Agreement by the Company pursuant to Section 9.4(a) or (c) of the Merger Agreement; or (c) the termination of the Offer by Purchaser without purchasing any shares of Common Stock pursuant thereto.

              By executing the Stock Tender Agreement, the Selling Stockholders have indicated their intent to tender the shares owned by the Selling Stockholders to the Purchaser.





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Item 7.       Certain Negotiations and Transactions by the Subject Company

              On January 6, 1997, the Company executed the Merger Agreement. The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed as an exhibit to this Schedule 14D-9.

              The Offer. The Merger Agreement provides for the commencement of the Offer. Purchaser has expressly reserved the right to increase the price per share of Common Stock payable in the Offer or to make any other changes in the terms and conditions of the Offer, except that without the written consent of the Company, Purchaser has agreed that it will not (i) decrease the Offer Price, change the form of consideration payable in the Offer or decrease the number of shares of Common Stock sought, (ii) change the conditions to the Offer (other than to waive any condition),
              (iii) impose additional conditions to the Offer or (iv) amend any other term of the Offer in any manner adverse to the holders of shares of Common Stock (other than insignificant changes or amendments). The Merger Agreement provides that Purchaser may, from time to time, in its sole discretion extend the expiration date of the Offer (w) to comply with the applicable rules and regulations of the Securities and Exchange Commission, (x) if any of the conditions to the Offer have not been satisfied, for the minimum period of time necessary to satisfy such condition; (y) if all of the conditions to the Offer have been satisfied but fewer than 90% of the shares of Common Stock outstanding (determined on a fully diluted basis) have been tendered in the Offer, for the minimum period of time necessary until 90% of such shares have been so tendered, but in no event later than the tenth (10th) day following the initial expiration date of the Offer; provided, however, that if Purchaser extends the expiration date pursuant to clause (y), it will be deemed upon such extension to have waived several of the conditions to the Offer; or (z) if a tender or exchange offer for shares of Common Stock or any other proposal for a business combination involving the Company shall be publicly disclosed or Parent or Purchaser shall have otherwise learned that a tender or exchange offer for shares of Common Stock or any other proposal for a business combination involving the Company shall have been made or publicly proposed to be made by any person (including the Company, or any of its affiliates, or any group (within the meaning of Section 13(d)(3) of the





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              Securities Exchange Act of 1934 (the "Exchange Act")) (a
              "Competing Offer"), and all of the conditions to the Offer have not been satisfied, until ten (10) days after the termination or publicly-announced abandonment of such Competing Offer, but in no event later than the minimum time necessary to satisfy all such conditions; provided, further, that in no event shall the expiration date of the Offer be extended without the prior written consent of the Company beyond March 31, 1997 unless any statute, rule, regulation, order or injunction prohibits the consummation of the Offer or Merger, prohibits or materially interferes with Purchaser's or Parent's ownership or operation of the Company's business or assets or materially limits the Purchaser's or Parent's ability to exercise effectively all rights of ownership of shares of Common Stock.

              Board Representation. Effective upon the payment by Purchaser for the Common Stock pursuant to the Offer, Purchaser shall be entitled to designate the number of directors of the Company, rounded up to the next whole number, that equals the product of
              (i) the total number of directors on the Board (giving effect to the election or appointment of any additional directors pursuant to the terms of the Merger Agreement), and (ii) the percentage that the number of shares beneficially owned by Parent and Purchaser (including shares accepted for payment) bears to the total number of shares outstanding. The Company has agreed that it will take all action necessary to cause Purchaser's designees to be elected or appointed to the Board, and, to the extent necessary, file with the Commission and mail to Company stockholders the information required by Section 14(f) of the Exchange Act and the rules promulgated thereunder.

              The Merger. The Merger shall be consummated as soon as practicable following the latest of (i) the expiration or termination of the Offer, (ii) the satisfaction or waiver of the conditions set forth in the Merger Agreement, (iii) the expiration or termination of all required regulatory waiting periods, and (iv) the receipt of approval of the Merger Agreement by the stockholders of the Company. The Merger will become effective at the date and time of filing a Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL (the "Effective Time"). Upon consummation of the Merger, the separate existence of Purchaser shall cease and the Company shall continue as the surviving corporation. The surviving corporation of the Merger is sometimes referred to herein as the "Surviving Corporation." The Certificate of Incorporation of the Company shall, effective upon the Merger, be amended so that it shall be identical in all respects to the





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              Certificate of Incorporation of Purchaser as in effect
              immediately prior to the Effective Time except that the name of the surviving corporation shall be Bonray Drilling Corporation. Similarly, the Bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law. The officers and directors of Purchaser shall be the officers and directors of the Surviving Corporation.

              Consideration to be Paid in the Merger. The Merger Agreement provides that upon the terms and subject to the conditions in the Merger Agreement and in accordance with the DGCL, at the Effective Time, by virtue of the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares owned by the Company, Parent, Purchaser or any other subsidiary of Parent, and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, upon surrender of the certificate representing such share of Common Stock. Each share of Common Stock issued and outstanding immediately prior to the Effective Time that is owned by the Company, Parent, Purchaser or any other subsidiary of Parent, automatically will be cancelled and retired without payment of any consideration therefor and shall cease to exist. Each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock, $.01 par value per share, of the Surviving Corporation.

              Dissenting Shares. Dissenting Shares will not be converted into the right to receive the Merger Consideration unless such holder fails to perfect or otherwise loses such holder's right to such appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, each such share of such holder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement.

              Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. No representations and warranties made by the Company, Parent or Purchaser will survive beyond the Effective Time.

              Conduct of Business Pending the Merger.  The Company has





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              agreed that during the period from the date of the Merger
              Agreement and continuing until the Effective Time the Company will conduct its operations according to its ordinary course of business and consistent with past practice. The Company may not engage in certain transactions or take certain corporate actions without the written consent of Parent as more fully set forth in
              Article 6 of the Merger Agreement, which is attached hereto as an exhibit.

              No Solicitation. Pending consummation of the Merger, neither the Company nor any of its officers and directors shall, and the Company will cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company), not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making of any proposal with respect to a merger, consolidation or similar action involving, or any purchase of all or a significant portion of the assets of, or any equity interest in, the Company (an "Acquisition Proposal") or, except to the extent required for the discharge by the Board of Directors of its fiduciary duties as advised by counsel in writing, engage in any negotiations concerning, or providing any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise assist or facilitate any efforts or attempt by any person or entity (other than Parent and Purchaser, or their officers, directors, representatives, agents, affiliate or associates) to make or implement an Acquisition Proposal. The Company has agreed to cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

              Conditions to the Merger. The obligation of each party to effect the Merger is subject to the satisfaction or written waiver on or prior to the closing date of the Merger of the following conditions: (i) unless no stockholder vote is required by applicable law to effect the Merger, the Merger Agreement shall have been approved by the holders of a majority of the outstanding shares of Common Stock, in accordance with applicable law and the Company's Certificate of Incorporation and Bylaws;
              (ii) all filings required to be made prior to the Effective Time by the Company, Parent or Purchaser with, and all consents, approvals and authorizations required to be obtained prior to the Effective Time by the Company, Parent or Purchaser from, governmental and regulatory authorities in connection with the execution and delivery of the Merger Agreement by the Company, Parent or Purchaser and the consummation of the





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              transactions contemplated thereby by the Company, Parent or
              Purchaser shall have been made or obtained (as the case may be); and (iii) no United States or state court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order, whether temporary, preliminary or permanent (collectively, an "Order"), which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement.

              The obligations of Parent and Purchaser to effect the Merger are further subject to the conditions that (i) Purchaser shall have purchased pursuant to the Offer all shares duly tendered and not withdrawn; provided that this condition will be deemed to have been met if Purchaser fails to purchase such shares pursuant to the Offer in violation of the terms of the Offer or the Merger Agreement; (ii) the Company shall have performed in all material respects its obligations under the Merger Agreement required to be performed on or prior to the Effective Time pursuant to the terms thereof; (iii) the representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality shall be true and correct and any such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, on the date when made and on and as of the Effective Time as if made on and as of such date; and (iv) there shall not have occurred after the date of the Merger Agreement any material adverse change in the business, assets, prospects, condition (financial or otherwise) or the results of operations of the Company.

              The obligation of the Company to effect the Merger is further subject to the conditions that: (i) Purchaser and Parent shall have performed in all material respects their obligations under the Merger Agreement required to be performed on or prior to the Effective Time pursuant to the terms thereof; and (ii) the representations and warranties of Parent and Purchaser contained in the Merger Agreement that are qualified as to materiality shall be true and correct and any such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, on the date when made and on and as of the Effective Time as if made on and as of such date.

              Fees and Expenses. The Merger Agreement provides that, except as described below, all expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expenses. If
              (A) (x) any person,





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              entity or group (other than Parent or any subsidiary or affiliate of Parent or any group including Parent or any subsidiary or affiliate of Parent) (i) shall have become beneficial owner of 25% or more of the outstanding shares of Common Stock, or (ii) shall have publicly proposed (1) any merger or consolidation with or acquisition of all or substantially all of the assets of the Company or other similar business combination involving the Company, (2) that any change be made in the composition of the Board of Directors of the Company and such person, entity or group shall file proxy materials with the Securities and Exchange Commission in respect of such proposal, or (3) the purchase of 50% or more of the total voting power of the Company, including by tender or exchange offer, or (y) the Merger Agreement is terminated pursuant to Section 9.3(ii) or 9.4(b) thereof, and (B) the Merger Agreement is terminated in accordance with its terms without Purchaser having purchased any shares of Common Stock pursuant to the Offer, then the Company shall immediately pay Parent all actual, documented out-of-pocket expenses of Parent relating to the transactions contemplated by the Merger
              Agreement.

              Termination. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders, in any one of the following circumstances: (i) by mutual consent of Parent and the Company; (ii) by either Parent or the Company if (x) the Merger shall not have been consummated by June 30, 1997 (unless the failure to consummate the Merger by such date is due to the action or failure to act of the party seeking to terminate), or (y) if any Order shall have become final and non-appealable; (iii) by Parent if (x) Purchaser shall have terminated the Offer without purchasing any shares pursuant thereto; provided, such termination of the Offer is not in violation of the terms of the Offer, and Parent and Purchaser have not failed to perform its or their obligations under the Merger Agreement and shall not have breached any representation or warranty contained therein in any material respect, or (y) if the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or the Board of Directors of the Company, upon request by Parent, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing; provided, Purchaser shall not be entitled to terminate the Merger Agreement so long as it shall have the right to acquire a majority of the issued and outstanding shares of Common Stock of the Company pursuant to the Offer; (iv) by the Company (a) if Parent or Purchaser shall have failed to





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              commence the Offer within the time required in the Merger
              Agreement; (b) after the later of (i) ten (10) business days following commencement of the Offer, or (ii) five (5) business days following notice to Parent by the Company of the terms of any of the following offers, if the Board of Directors of the Company receives an unsolicited written offer at a higher dollar value per share with respect to a merger, consolidation or sale of all or substantially all of the Company's assets, or if an unsolicited tender or exchange offer for the shares at a higher dollar value per share is commenced, and the Board of Directors of the Company determines to accept such merger, consolidation or sale of all or substantially all of the Company's assets or recommended that its stockholders accept such tender or exchange offer, but only after receipt by the Board of Directors of (x) a written opinion to such effect from a recognized national investment banking firm that such transaction is more favorable to the stockholders from a financial point of view than the Offer and the transactions contemplated by the Merger Agreement, and
              (y) a written opinion of counsel that approval, acceptance or recommendation of such transaction is required by fiduciary obligations under applicable law; or (c) Parent or Purchaser shall have violated the terms of the Offer or breached any of their representations, warranties or covenants under the Merger Agreement which breach shall have caused a reasonable likelihood that Parent or Purchaser will not be able to consummate the Offer or Merger.

              Indemnification. The Merger Agreement provides that as provided in Section 145 of the DGCL and as implemented pursuant to Article VII of the Company's Bylaws, the Company shall indemnify and, after the Effective Time, the Surviving Corporation shall indemnify each present and former director and officer (the "Indemnified Party or Parties") against any expenses, including attorneys' fees, fines, judgments and amounts paid in settlement actually and reasonably incurred by it in connection with any threatened, pending or completed action or suit to which it is a party or is threatened to be made a party by reason of such relationship with the Company and arising out of or pertaining to any action or omission occurring prior to the Effective Time (including, without limitation, any which arise out of or relate to the transactions contemplated by the Merger Agreement) to the fullest extent permitted or required under Section 145 of the DGCL or the Company's Bylaws; provided, however, that any determination required to be made pursuant to Section 145(d) of the DGCL with respect to whether an Indemnified Party's conduct complied with the standards set forth in Delaware law or the Company's Bylaws shall be made by independent legal counsel selected by the Company or the





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              Surviving Corporation, as the case may be.

              The Merger Agreement provides that the foregoing indemnification provisions shall survive the closing of the transactions contemplated by the Merger Agreement and are intended to benefit the Company and each of the Indemnified Parties.

              Stockholders Meetings. The Merger Agreement provides that the Company will take all action necessary, in accordance with the DGCL, the Exchange Act and other applicable law, and its Certificate of Incorporation and Bylaws, to convene a special meeting of stockholders (the "Stockholders Meeting"), if necessary, as promptly as practicable after expiration of the Offer for the purpose of considering and voting upon the Merger Agreement and the transactions contemplated thereby, including the Merger. Subject to the fiduciary duties of the Company's Board under applicable law as advised by independent legal counsel, the Company's Board will recommend that the holders of the Company's Common Stock vote in favor of and approve the Merger Agreement and the Merger at the Stockholders Meeting. At the Stockholders Meeting, Parent and Purchaser shall vote all shares beneficially owned by them in favor of the adoption and approval of the Merger Agreement and the Merger.

              Consents, Approvals, Filings. The Merger Agreement provides that each of the parties to the Merger Agreement will use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including, without limitation, making any required filings under the Hart-Scott Rodino Antitrust Improvements Act of 1976 and obtaining any necessary third-party consents. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will take all such necessary action.

              Amendment and Modification. Pursuant to the Merger Agreement, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time; provided, however, that, after the Merger Agreement is adopted by the Company's stockholders, no such amendment or modification shall alter the amount or change the form of the consideration to be delivered to the stockholders of the Company or alter or change any of the terms or conditions of the Merger Agreement if such alteration or change would adversely effect the stockholders of the Company.

              Employment Agreements. Pursuant to the Merger Agreement, Parent and Purchaser have agreed, prior to the acceptance of shares of Common Stock pursuant to the Offer, to make a good faith attempt to enter into employment agreements with the following officers of the Company: Richard B. Hefner, Donald W. Thummel, Don M. Bode and Joanne Belcher.

Item 8.       Additional Information to Be Furnished

              None.

Item 9.       Material to Be Filed as Exhibits

              99(i) Agreement and Plan of Merger among DLB Oil & Gas, Inc., Acquisition Drilling, Inc. and Bonray Drilling Corporation dated January 6, 1997.

              99(ii) Stockholder Tender Agreement by and among DLB Oil & Gas, Inc., Acquisition Drilling, Inc. and certain stockholders of Bonray Drilling Corporation dated January 6, 1997.

              99(iii) Letter from the Board of Directors of Bonray Drilling
                      Corporation to the stockholders of Bonray Drilling Corporation, dated January 10, 1997.(1)

              99(iv) Press release issued by Bonray Drilling Corporation and DLB Oil & Gas, Inc. on January 7, 1997.


       Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  BONRAY DRILLING CORPORATION


     January 10, 1997                             By:  /s/ Richard B. Hefner
        (Date)                                             (Signature)


                                                  Richard B. Hefner, President
                                                         (Name and Title)





---------------

 (1)      Included with Schedule 14D-9 mailed to stockholders.

                               INDEX TO EXHIBITS


         99(i) Agreement and Plan of Merger among DLB Oil & Gas, Inc., Acquisition Drilling, Inc. and Bonray Drilling Corporation dated January 6, 1997.

         99(ii) Stockholder Tender Agreement by and among DLB Oil & Gas, Inc., Acquisition Drilling, Inc. and certain stockholders of Bonray Drilling Corporation dated January 6, 1997.

         99(iii) Letter from the Board of Directors of Bonray Drilling
                 Corporation to the stockholders of Bonray Drilling Corporation, dated January 10, 1997.(1)

         99(iv) Press release issued by Bonray Drilling Corporation and DLB Oil & Gas, Inc. on January 7, 1997.